SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Plan year ended: December 31, 2002

Commission file number: 1-12869

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Constellation Energy Group, Inc. Employee Savings Plan
Constellation Energy Group, Inc.
750 E. Pratt St.
Baltimore, Maryland 21202

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Constellation Energy Group, Inc.
750 E. Pratt St.
Baltimore, Maryland 21202

CONSTELLATION ENERGY GROUP, INC.

EMPLOYEE SAVINGS PLAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Constellation Energy Group, Inc.

Employee Savings Plan

DATE:  June 27, 2003

BY:	/s/ R. D. Honaker
Richard D. Honaker, Plan Administrator

INDEPENDENT AUDITORS’ REPORT

To the Plan Administrator of the
Constellation Energy Group, Inc.
Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of Constellation Energy Group, Inc. Employee Savings Plan (the Plan), as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of financial information for the year ended December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mitchell & Titus L.L.P.

Washington, DC

June 27, 2003

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference in the Prospectuses of Constellation Energy Group, Inc. on Form S-3 and Form S-8 (File Nos. 333-102723, 333-59601, 33-57658, 333-56572, 333-24705, and 33-49801 and 33-59545, 333-45051, 333-46980, 33-56084, 333-81292, and 333-89046, respectively) of Constellation Energy Group, Inc. of our report dated June 27, 2003 on the financial statements and supplemental schedule of the Constellation Energy Group Employee Savings Plan, for the Plan year ended December 31, 2002, which report is included in this Annual Report on Form 11-K.

/s/ Mitchell & Titus L.L.P.

Washington, DC

June 27, 2003

Constellation Energy Group, Inc.

Employee Savings Plan

Statement of Net Assets Available for Benefits

December 31

	2002	2001
ASSETS:

Securities held in trust	$579,563,369	$584,478,529
Guaranteed investment contracts	42,657,651	91,372,064
Participant loans	23,726,384	26,434,139
Short-term investments	156,797	12,802,817
Accrued dividends receivable	2,167,427	1,273,382
Accrued interest receivable	1,086	1,086
Accounts receivable	191,044	73,191

Total	$648,463,758	$716,435,208

LIABILITIES:

Accounts payable	$153,263	$139,519

Total	$153,263	$139,519

Net assets available for benefits end of year	$648,310,495	$716,295,689

The accompanying notes are an integral part of these financial statements.

Constellation Energy Group, Inc.

Employee Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Years Ended December 31

	2002	2001

ADDITIONS

Contributions:

Participant contributions	$37,861,564	$38,881,741
Participant rollover contributions	15,546,676	1,544,299
Employer matching contributions	10,605,393	11,184,880
	64,013,633	51,610,920

Income:

Dividends	13,023,741	12,861,551
Interest	6,840,482	7,078,097
Interest on participant loans	2,019,114	2,511,720
	21,883,337	22,451,368

Net (depreciation) appreciation (See Note 4)	(35,600,683)	(209,062,616)

Total Additions:	50,296,287	(135,000,328)

DEDUCTIONS

Withdrawals and distributions	(118,233,631)	(53,496,848)
Loan Fees paid by participants	(47,850)	0

Total Deductions:	(118,281,481)	(53,496,848)

CHANGE IN NET ASSETS	(67,985,194)	(188,497,176)

Net assets available for benefits beginning of year	716,295,689	904,792,865

Net assets available for benefits end of year	$648,310,495	$716,295,689

The accompanying notes are an integral part of these financial statements.

CONSTELLATION ENERGY GROUP, INC.

EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1. GENERAL DESCRIPTION OF THE PLAN

Baltimore Gas and Electric Company (BGE) established the Baltimore Gas and Electric Company Employee Savings Plan and Trust Agreement on July 1, 1978. Effective April 30, 1999, BGE shareholders approved the formation of a holding company - Constellation Energy Group, Inc. (Company) and the Baltimore Gas and Electric Company Employee Savings Plan was amended, restated, and renamed as the Constellation Energy Group, Inc. Employee Savings Plan (Plan).

The Plan is a defined contribution plan, subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility - An employee must have one month of service to be eligible to participate in the Plan.

Administration - The Plan Administrator is the Director - Benefits, Human Resources Division of Constellation Energy Group, Inc.  The assets are held and managed by the Trustee, T. Rowe Price Trust Company (Trustee).  TRP Retirement Plan Services, Inc. provides the record keeping for the Plan.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Contributions - Eligible participants may contribute from 1% to 25% of their eligible pay through payroll deductions, on a before-tax basis (Deferred Compensation Option), from 1% to 15% of their eligible pay through payroll deductions, on an after-tax basis (Thrift Option), or a combination thereof.  The maximum combined contribution rate for both the before-tax and the after-tax contributions is 25%.  The first 6% that a participant contributes are considered “basic contributions,” any additional contributions are considered “supplemental.”  Prior to January 1, 2002, participant contributions were limited to 15%.

The Plan allows participants to postpone, until withdrawal or distribution, any income tax liability on (1) all Company contributions; (2) participant contributions under the before-tax option; and (3) earnings on their contributions and Company contributions.  Participant contributions under the after-tax option are included in current year’s taxable income.

The maximum amount a participant can contribute to the Plan on a before-tax basis is limited per year by the Internal Revenue Service.  The limitation for 2002 was $11,000.

Effective January 1, 2002 catch-up contributions were permitted for participants age 50 and above.

The Plan accepts rollovers of employees’ eligible rollover distributions from other qualified plans.

Participants have the right, on a daily basis, to change the amount of their payroll deductions, effective the beginning of the following month.  Participants also have the right to change, on a daily basis, the percentage of their future contributions being invested in each of the available investment funds as provided in the Plan.

Company Matching Contributions - The Company contributes an amount equal to one-half of the participant’s first six percent of contributions.  All company matching contributions are fully and immediately vested upon being credited to the participant’s account. Company contributions are initially invested in the CEG Common Stock Fund. Once credited, the participant can transfer the funds at his or her discretion.

Investment Options - Participants can elect to have their contributions invested in the following:

•                  CEG Common Stock Fund

•                  Interest Income Fund

•                  T. Rowe Price Mutual Funds:

•                  T. Rowe Price Balanced Fund

•                  T. Rowe Price Equity Income Fund

•                  T. Rowe Price Equity Index 500 Fund

•                  T. Rowe Price Growth Stock Fund

•                  T. Rowe Price International Stock Fund

•                  T. Rowe Price Mid-Cap Growth Fund

•                  T. Rowe Price New Horizons Fund

•                  T. Rowe Price New Income Fund

•                  T. Rowe Price Small Cap Value Fund

Leveraging Provisions - Effective January 1, 2002, the Plan was amended to eliminate the leveraging provisions.

CEG Common Stock Fund - Participant and company matching contributions in the CEG Common Stock Fund are invested in Constellation Energy Group, Inc. common stock.

Employee Stock Account - An Employee Stock Account was automatically established for each participant who transferred their balance from the Baltimore Gas and Electric Company Employee Stock Ownership Plan upon the termination of that plan in 1989 and/or received shares of stock credited under the Corporate Performance Award Program. No additional allocations are being made to this account.

Interest Income Fund - Amounts held in the Interest Income Fund are invested in contracts issued by insurance companies or other financial institutions and in short-term investments. Each contract specifies a fixed or variable rate of interest for a certain period of time. A component of the Interest Income Fund is invested in the T. Rowe Price Managed Bond Common Trust Fund (Managed Bond Fund), a direct filing entity, pursuant to Department of Labor Regulations. An additional component is the T. Rowe Price Stable Value Common Trust Fund, an investment similar in nature to the underlying investments in the Interest Income Fund, with a higher degree of diversification.  All maturing contracts are being invested in the Stable Value Common Trust Fund.

The interest rate earned by the Interest Income Fund is a blend of the rates under the various investments.  The annual effective rates for 2002 and 2001 were 5.60% and 6.09%, respectively. The crediting interest rates for the investment contracts as of December 31, 2002 and 2001 were 5.40% and 5.91%, respectively.

At December 31, 2002 and 2001, there were no investments in the individual contracts of any issuer in the Interest Income Fund which exceeded five percent of net assets available for benefits. Contracts included in the Interest Income Fund have been reported at their contract value, which approximates fair market value.  All the investments in this fund are held for purposes other than trading.

Investment Income - All dividends and interest earned are automatically reinvested in that fund.

Prior to February 2002, the Trustee invested dividends received on shares of CEG common stock in the Employee Stock Account, in income-producing investments.  Annually, a check was sent to the participant representing the total dividends credited.  Any income earned on the dividends was reinvested and used to purchase additional shares of CEG common stock in the Employee Stock Account.  In February 2002, a final distribution was made of all remaining dividends earned on the Employee Stock Account.  Currently, all dividends are reinvested to purchase additional shares of stock.

Transfers - Participants are allowed to initiate, on a daily basis, a transfer of the value of their account, among the available investment funds.

Prior to January 1, 2002, participants were restricted from transferring their matching contributions and Employee Stock Account until the beginning of the calendar year in which they reached age 56.

Participant Loan Provisions - Participants may obtain a loan in any amount between a minimum of $1,000 and a maximum of $50,000, but not more than 50% of the participant’s account balance. Participants may elect up to five years to repay the loan, unless the loan is used for the purchase of a principal residence, in which case they may elect up to 30 years for repayment.  Participants are allowed to have up to two loans outstanding at any time.  Principal and interest are repaid through regular payroll deductions or by direct payment. The interest rate for loans is equal to the prime rate plus one percent on the last day of the month proceeding the month the loan is initiated.  The interest rate on amounts borrowed is set at the time the loan is executed and remains in effect for the duration of the loan.

Withdrawals and Distributions - A participant may, on a daily basis, elect to withdraw all or part of the stock and cash attributable to their after-tax contributions. Except for death, disability, retirement, separation from service, or under certain circumstances of hardship, contributions made on a before-tax basis may not be withdrawn until a participant attains age 59 1/2.  Participants who withdraw basic before-tax and after-tax contributions that have not been in the Plan for two full calendar years (unmatured), and participants who make a hardship withdrawal, are suspended from making contributions to the Plan for six months. Company matching contributions that have been in the Plan for two full calendar years (matured) are also eligible to be withdrawn. Prior to January 1, 2002, the suspension period was twelve months.

Distributions to participants who retire or terminate active employment are automatically deferred until sixty days after they either reach age 65 or cease active employment, whichever is later, unless they request an earlier or later distribution.  Generally, participants who reach age 70 1/2 must begin receiving their Plan distribution by April 1 of the following year.  Furthermore, active employees who attain age 59 1/2 may request to receive a distribution of their deferred compensation account balances.  The distribution options include lump sum or installments paid monthly, quarterly, or annually for up to 10 years. Prior to January 1, 2002 distribution options were limited to lump sum or annual installments for a period of up to 10 years.

Withdrawals and distributions to participants are recorded when paid.

Vesting - All contributions that are held in participants’ accounts are immediately 100% vested.

Administrative costs - Administrative fees charged by institutions, which issue contracts for the Interest Income Fund, are reflected in the effective rate earned by the fund. The Company currently pays all the other fees and expenses of the Plan, including those of the Trustee.  Brokerage fees, commissions, and transfer taxes associated with the purchase, sale, or transfer of shares of common stock for the CEG Common Stock Fund are borne by the CEG Stock Fund.  All expenses and other charges incurred by the mutual funds are borne by those respective funds. Participants are charged a $50 loan initiation fee. Prior to January 1, 2002 the Company paid this fee.

Related Party Transactions - Certain Plan investments are shares of mutual funds managed by T. Rowe Price, a division of which is also the Plan Trustee, and therefore, these transactions qualify as party-in-interest transactions.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Plan are prepared under the accrual method of accounting. The accounting principals and practices that affect the more significant elements of the financial statements are:

Valuation of Investments - Shares of common stock in the CEG Common Stock Fund held by T. Rowe Price Trust Company are valued as of year-end, using the quoted closing market price as reported by the “NYSE–Composite Transactions” published in the eastern edition of The Wall Street Journal.  Mutual fund shares held in the T. Rowe Price Mutual Funds, are valued as of year-end, using the net asset value price of such shares as quoted by the “Mutual Fund Quotations” for such date in the eastern edition of The Wall Street Journal. Participant loans are valued at cost, which approximates fair value.

The Plan’s investments are stated at fair value except for the various contracts issued by insurance companies or other financial institutions, under the Interest Income Fund, which are fully benefit-responsive and are stated at contract value.  Contract value is equal to the aggregate of the net contributions and earnings thereon.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of realized gains or losses and unrealized appreciation (depreciation) on those investments.

Shares of CEG common stock are purchased on the open market, through new issuances, or by other acquisition.  Mutual fund shares for the T. Rowe Price Mutual Funds are purchased on the open market, except the Trustee may purchase from time to time a small number of shares at current market value from participants making withdrawals or interfund transfers or obtaining loans from the Plan.  The cost of shares sold from the CEG Common Stock Fund and the T. Rowe Price Mutual Funds, as a result of participant distributions, withdrawals, interfund transfers or loans, is determined under the average cost method.

Loans to participants are valued at their outstanding principal amount.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent gains and losses at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

NOTE 3. TAX STATUS

The Company has received the latest favorable determination letter from the Internal Revenue Service (IRS), dated May 2, 1997, with respect to the Plan as restated effective June 30, 1995, qualifying the Plan as a stock bonus plan under Section 401 of the Internal Revenue Code (Code) and an employee stock ownership plan under Section 4975(e)(7) of the Code and exempting the Plan from federal income tax under Section 501 of the Code.

On February 26, 2002, the Company submitted a request to the IRS on the qualification of the Constellation Energy Group, Inc. Employee Savings Plan as amended January 1, 2002.  Included with that filing was a change to the description of the purpose of the Plan.  Effective January 1, 2002, the Plan was designated as a stock bonus plan.  Also effective January 1, 2002, the Company stated its intent that the Plan also meet the requirements of an Employee Stock Ownership Plan under Code Section 4975(e)(7) through February 28, 2002, and to meet the definition of a participant directed individual account retirement plan as defined by Section 404(c) of ERISA.  As of the date of this report, the Company has not received a response regarding this request.

NOTE 4. INVESTMENTS

Investments which exceed five percent of the Plan’s net assets as of December 31, 2002 and December 31, 2001, include:

December 31, 2002

Identity of Issue	Units	Current Value
CEG Common Stock Fund	8,955,764	$251,450,806
Interest Income Fund	131,159,951	131,159,951
T. Rowe Price Equity Income Fund	3,024,386	59,855,706
T. Rowe Price Growth Stock Fund	2,807,741	52,168,362
T. Rowe Price Small Cap Value Fund	1,624,874	35,649,733

December 31, 2001

Identity of Issue	Units	Current Value
CEG Common Stock Fund	10,765,100	$287,135,243
Interest Income Fund	122,609,223	122,609,223
T. Rowe Price Equity Income Fund	3,104,449	73,431,189
T. Rowe Price Growth Stock Fund	2,980,736	72,078,703

The Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) as follows:

Identity of Issue	2002	2001
CEG Common Stock Fund	$15,828,117	$(191,168,866)
Mutual Funds	(51,428,800)	(17,893,750)
Total	(35,600,683)	(209,062,616)

NOTE 5. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2002	December 31, 2001
Net assets available for benefits per the financial statements	$648,310,495	$716,295,689

Amounts requested by participants for withdrawals and distributions at December 31, but paid in subsequent years	(12,472)	(103,199)

Net assets available for benefits per the Form 5500	$648,298,023	$716,192,490

The following is a reconciliation of withdrawals and distributions paid to participants per the financial statements to the Form 5500:

December 31, 2002
Withdrawals and distributions paid to participants per the financial statements	$118,233,631

Add:
Amounts requested by participants for withdrawals and distributions at December 31, 2002 paid in 2003	12,472

Less:
Amounts requested by participants for withdrawals and distributions at December 31, 2001 paid in 2002	(103,199)

Withdrawals and distributions to participants per the Form 5500	$118,142,904

Withdrawals and distributions to participants recorded on the Form 5500 for benefit claims include amounts that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

NOTE 6. SUBSEQUENT PLAN CHANGES

Unless otherwise indicated, the following Plan changes were made effective April 1, 2003:

•                  Effective January 1, 2003, the company matching contribution for employees of Constellation New Energy were increased to 100% of the first 5%.

•                  The Constellation Operating Services Inc. Retirement Plan and participant balances including loans were merged into the Plan with the exception of the represented employees of Central Wayne.

•                  Employees of A/C Power became employees of Constellation Operating Services, Inc., and their account balances previously held in the A/C Power Retirement Plan were merged into the Plan.

•                  Employees of Trona Operating Partners became employees of Constellation Operating Services, Inc, and their balances in the Trona Operating Partners Retirement Plan were merged into the Plan.

Constellation Energy Group  (EIN 52-0280210)

T. Rowe Price, Trustee  -  Constellation Energy Group, Inc., Employee Savings Plan

Schedule of Assets Held for Investment Purposes

December 31, 2002

Identity of Issue	Description of Asset	Cost	Current Value*	Maturity Date
Group Annuity Contract with	Insurance Company Guaranteed
Allstate Life	Interest Contract -
Company (GA-6240)	Guaranteed Interest - 7.29%	$3,713,673	$3,713,673	10/15/2004

Group Annuity Contract with	Insurance Company Guaranteed
Bayerische Landesbnk	Interest Contract -
Company (98-005-B)	Guaranteed Interest - 5.92%	3,091,963	3,091,963	6/25/2003

Group Annuity Contract with	Insurance Company Guaranteed
John Hancock Life	Interest Contract -
(GAC-14474)	Guaranteed Interest - 5.69%	4,976,735	4,976,735	8/15/2003

Group Annuity Contract with	Insurance Company Guaranteed
Metropolitan Life	Interest Contract -
(GAC-25037)	Guaranteed Interest - 5.57%	3,708,131	3,708,131	10/15/2003

Group Annuity Contract with	Insurance Company Guaranteed
Monumental Life	Interest Contract -			50% 2/15/2003
(MDA00008FR)	Guaranteed Interest - 5.71%	4,990,720	4,990,720	Balance 4/15/2003

Group Annuity Contract with	Insurance Company Guaranteed
New York Life	Interest Contract -
(GA-31015)	Guaranteed Interest - 6.78%	3,443,332	3,443,332	4/15/2004

Group Annuity Contract with	Insurance Company Guaranteed
New York Life	Interest Contract -
(GA-31015-002)	Guaranteed Interest - 6.85%	3,109,559	3,109,559	9/15/2004

Group Annuity Contract with	Insurance Company Guaranteed
New York Life	Interest Contract -
(GA-31015-003)	Guaranteed Interest - 6.97%	2,319,564	2,319,564	3/17/2005

Group Annuity Contract with	Insurance Company Guaranteed
Protective Life	Interest Contract -
(GA-1662)	Guaranteed Interest - 7.80%	2,006,596	2,006,596	12/15/2004

Group Annuity Contract with	Insurance Company Guaranteed
Sun America Life	Interest Contract -
(4873)	Guaranteed Interest - 5.98%	2,476,117	2,476,117	1/15/2004

Group Annuity Contract with	Insurance Company Guaranteed
Sun America Life	Interest Contract -
(4930)	Guaranteed Interest - 6.85%	3,108,995	3,108,995	6/15/2004

Travelers Life	Insurance Company Guaranteed
(GR-17825)	Interest Contract -
	Guaranteed Interest - 6.78%	5,712,266	5,712,266	9/20/2005

		$42,657,651	$42,657,651

* Current Value of the guaranteed interest contracts equal contract value.

Identity of Issue	Description of Asset	Cost	Current Value	Maturity Date
** Constellation Energy Group, Inc.	Common Stock - no par	231,664,639	249,247,481	—

** T. Rowe Price Balanced Fund	Mutual Fund	12,259,733	11,169,934	—

** T. Rowe Price Equity Income Fund	Mutual Fund	69,089,836	59,852,729	—

** T. Rowe Price Equity Index 500 Fund	Mutual Fund	30,411,187	22,334,809	—

** T. Rowe Price Growth Stock Fund	Mutual Fund	77,143,744	52,167,976	—

** T. Rowe Price International Stock Fund	Mutual Fund	16,833,615	10,900,324	—

** T. Rowe Price Mid-Cap Growth Fund	Mutual Fund	31,159,121	26,118,476	—

** T. Rowe Price New Horizons Fund	Mutual Fund	21,367,157	14,620,176	—

** T. Rowe Price New Income Fund	Mutual Fund	8,954,762	9,154,079	—

** T. Rowe Price Small Cap Value Fund	Mutual Fund	34,560,598	35,649,733	—

** Loan Fund (Interest)	Participant Loan Fund Interest Range 4.25 - 11.00%	—	23,726,384	—

** T. Rowe Price Stable Value Common Trust Fund	Money Market Mutual Fund	88,347,652	88,347,652	—

T. Rowe Price Short Term Settlement Account	Money Market Bank Account	144,325	144,325	—

T. Rowe Price Short Term Distribution Account	Money Market Bank Account	12,472	12,472	—

	Total	$664,606,492	$646,104,201

** Parties-in-Interest